FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayers' Id. (CNPJ/MF) 47.508.411/0001-56

Notice to Shareholders

Given that the period for exercising the preemptive rights for subscription to capital increase approved at the Annual and Special Shareholders Meeting held on April 17, 2013 has ended, we hereby summon the Shareholders who, during the subscription of capital increase, expressed their interest in any unsold shares, to proceed to subscription on the following conditions:

1. Subscription Price:                            R$ 101.41 per share

2. Payment Method:                              In cash, upon subscription of shares

3. Proportion of preemptive rights          6.472818139% on preferred subscribed shares

4. Period for Subscription of the Unsold Shares: 05/27/2013 through 06/03/2013

5. Services Locations:

Belo Horizonte	(MG)	Av. João Pinheiro, 195 - Térreo
Brasília	(DF)	SCS Quadra 3 Ed. D’Angela 30, Bloco A - Sobreloja
Curitiba	(PR)	Rua João Negrão, 65 - Sobreloja
Porto Alegre	(RS)	Rua Sete de Setembro, 746 - Térreo
Rio de Janeiro	(RJ)	Rua Sete de Setembro, 99 - Subsolo
Salvador	(BA)	Av. Estados Unidos, 50, Ed. Sesquicentenário – 2º andar
São Paulo	(SP)	Rua Boa Vista, 176 – 1º Subsolo

Any further clarifications related to the subscription of the unsold shares may be taken by means of the phone number: (55 11) 3886-0421 or by e-mail gpa.ri@grupopaodeacucar.com.br

São Paulo, May 24, 2013.

Daniela Sabbag Papa

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 28, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.